Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions except ratio amounts)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$2,730	$3,150	$1,213	$591	$510
Add:
Fixed charges	1,921	1,785	1,486	766	704
Amortization of capitalized interest	5	6	5	5	4
Distributed income of equity investees	381	398	311	200	132
Less:
Interest capitalized from continuing operations	(75)	(52)	(27)	(15)	(13)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(377)	(390)	17	(22)	(107)
Income as adjusted	$4,585	$4,897	$3,005	$1,525	$1,230

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$1,882	$1,742	$1,454	$718	$681
Add:
Portion of rents representative of the interest factor	39	43	32	48	23
Fixed charges	$1,921	$1,785	$1,486	$766	$704

Ratio of earnings to fixed charges	2.39	2.74	2.02	1.99	1.75